CUSIP 29414J107	Page 1 of 10 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Enviva Partners, LP
(Name of Issuer)

Common units representing limited partner interests
(Title of Class of Securities)

29414J107
(CUSIP Number)

December 31, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

X	Rule 13d-1(b)

Rule 13d-1(c)

Rule 13d-1(d)

CUSIP 29414J107	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS FS Global Credit Opportunities Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 703,610
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 703,610
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 703,610
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.5%(1)
12	TYPE OF REPORTING PERSON IV

(1) Based on 12,850,095 common units outstanding as of December 22, 2015.

CUSIP 29414J107	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS FS Global Advisor, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 703,610
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 703,610
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 703,610
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.5%(1)
12	TYPE OF REPORTING PERSON IA

(1) Based on 12,850,095 common units outstanding as of December 22, 2015.

CUSIP 29414J107	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS Michael C. Forman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 703,610
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 703,610
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 703,610
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.5%(1)
12	TYPE OF REPORTING PERSON HC

(1) Based on 12,850,095 common units outstanding as of December 22, 2015.

CUSIP 29414J107	Page 5 of 10 Pages

1	NAMES OF REPORTING PERSONS David J. Adelman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 703,610
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 703,610
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 703,610
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.5%(1)
12	TYPE OF REPORTING PERSON HC

(1) Based on 12,850,095 common units outstanding as of December 22, 2015.

CUSIP 29414J107	Page 6 of 10 Pages

Item 1.	(a)	Name of Issuer:
Enviva Partners, LP

	(b)	Address of Issuer's Principal Executive Offices:
7200 Wisconsin Avenue, Suite 1000 Bethesda, MD 20814

Item 2.	(a)	Name of Person Filing:

This Schedule 13G is being filed jointly by: (i) FS Global Credit Opportunities Fund, a Delaware statutory trust; (ii) FS Global Advisor, LLC, a Delaware limited liability company, which serves as the investment adviser to FS Global Credit Opportunities Fund; (iii) Michael C. Forman, a United States citizen ("Mr. Forman"), who is a control person of FS Global Advisor, LLC; and (iv) David J. Adelman, a United States citizen ("Mr. Adelman"), who is a control person of FS Global Advisor, LLC (collectively, the "Reporting Persons").

The filing of this Schedule 13G should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13 of the Securities Exchange Act of 1934, as amended (the "Act"), the beneficial owner of the common units representing limited partner interests reported herein.

(b)	Address of Principal Business Office or, if None, Residence:
The principal business address of each Reporting Person is 201 Rouse Boulevard, Philadelphia, PA 19112.

(c)	Citzenship:
FS Global Credit Opportunities Fund is a Delaware statutory trust, FS Global Advisor, LLC is a Delaware limited liability company and Messrs. Forman and Adelman are United States citizens.

(d)	Title of Class of Securities:
Common units representing limited partner interests

(e)	CUSIP Number:
29414J107

Item 3.	If this Statement is Filed Pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☒	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☒	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
	(g)	☒	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP 29414J107	Page 7 of 10 Pages

Item 4.	Ownership:
(a) Amount beneficially owned: See item 9 of each cover page.
(b) Percent of class: See Item 11 of each cover page.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: See Item 5 of each cover page.
(ii) Shared power to vote or to direct the vote: See Item 6 of each cover page.
(iii) Sole power to dispose or to direct the disposition of: See Item 7 of each cover page.
(iv) Shared power to dispose or to direct the disposition of: See Item 8 of each cover page.
Item 5.	Ownership of Five Percent or Less of a Class: Not Applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person: See Exhibit 99.2.
Item 8.	Identification and Classification of Members of the Group: Not Applicable.
Item 9.	Notice of Dissolution of Group: Not Applicable.

CUSIP 29414J107	Page 8 of 10 Pages

Item 10.
Certification:

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2016

FS Global Credit Opportunities Fund

By:	/s/ Michael C. Forman
Name: Michael C. Forman
Title: Chief Executive Officer

FS Global Advisor, LLC

By:	/s/ Michael C. Forman
Name: Michael C. Forman
Title: Chief Executive Officer

/s/ Michael C. Forman
Michael C. Forman

/s/ David J. Adelman
David J. Adelman

CUSIP 29414J107	Page 9 of 10 Pages

Exhibit 99.1

JOINT FILING AGREEMENT

Each of the undersigned, pursuant to Rule 13d-1(k)(l)(iii) under the Securities Exchange Act of 1934, as amended, hereby agrees that only one statement containing the information required by Schedule 13G needs be filed with respect to the common units representing limited partner interests of Enviva Partners, LP, and that the Schedule 13G to which this Joint Filing Agreement is appended as Exhibit 99.1 is to be filed with the Securities and Exchange Commission on behalf of each of the undersigned on or about the date hereof.

Dated:  February 12, 2016

FS Global Credit Opportunities Fund

By:	/s/ Michael C. Forman
Name: Michael C. Forman
Title: Chief Executive Officer

FS Global Advisor, LLC

By:	/s/ Michael C. Forman
Name: Michael C. Forman
Title: Chief Executive Officer

/s/ Michael C. Forman
Michael C. Forman

/s/ David J. Adelman
David J. Adelman

CUSIP 29414J107	Page 10 of 10 Pages

Exhibit 99.2

ITEM 7 INFORMATION

Michael C. Forman is Chief Executive Officer and a Manager of FS Global Advisor, LLC, an investment adviser registered with the U.S. Securities and Exchange Commission under the Investment Advisers Act of 1940, as amended (“FS Global Advisor”).  David J. Adelman is a Manager of FS Global Advisor.  Each of Messrs. Forman and Adelman also indirectly owns a controlling interest in FS Global Advisor.  As a result of the foregoing, each of Messrs. Forman and Adelman are control persons of FS Global Advisor.